SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vast Renewables Limited
(Name of Issuer)

Ordinary Shares without par value
(Title of Class of Securities)

Q9379E105
(CUSIP Number)

Colin R. Sussman

226-230 Liverpool Street

Darlinghurst, NSW 2010,

Australia

+61 2 9325 9000

with a copy to:

Joel Rennie

Elliott Smith
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Q9379E105	Schedule 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS AgCentral Energy Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,660,719(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,159,286(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,660,719(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Consists of (i) 19,159,286 ordinary shares, no par value (the “Ordinary Shares”) of Vast Renewables Limited, an Australian public company limited by shares (f/k/a Vast Solar Pty Ltd, an Australian proprietary company limited by shares) (the “Issuer”) held by AgCentral Energy Pty Ltd’s, an Australian proprietary company limited by shares (“AgCentral”) and (ii) 1,501,433 Ordinary Shares held by certain parties (the “MEP Participants”) to the Management Equity Plan De-SPAC Side Deed, dated February 14, 2023 (the “MEP De-SPAC Side Deed”), pursuant to which the MEP Participants granted to AgCentral a proxy to vote (a) 100% of their Ordinary Shares for a period of two years following the consummation of the Issuer’s business combination on December 18, 2023 (the “Merger Effective Date”), (b) 66.7% of their Ordinary Shares for a period of three years following the Merger Effective Date and (c) 33.3% of their Ordinary Shares for a period of four years following the Merger Effective Date, provided that, on the date that was six months following the Merger Effective Date, each MEP Participant was permitted, with 10 business days’ prior written notice to the Issuer elect to dispose of $350,000 worth of such MEP Participant’s Ordinary Shares, subject to a limit of $2,000,000, in the aggregate, of dispositions by all MEP Participants thereunder and any Ordinary Shares so disposed would be released from the voting arrangement described herein. On June 18, 2024, an aggregate of 800,000 Ordinary Shares held by such MEP Participants were so released. AgCentral disclaims beneficial ownership of the securities held by MEP Participants except to the extent of its pecuniary interest therein. Excludes (i) 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control and (ii) 314,342 Ordinary Shares issuable to the MEP Participants upon the occurrence of certain events not within AgCentral’s or the MEP Participants’ control.

(2) Consists of 19,159,286 Ordinary Shares held of record by AgCentral. Excludes 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control.

(3) The percentage is calculated based on a 29,973,504 Ordinary Shares outstanding as of November 1, 2024, as reported in the Issuer’s Post-Effective Amendment No. 2 to its Registration Statement on Form F-1 (File No. 333-277574), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 7, 2024 (the “Registration Statement”).

CUSIP NO. Q9379E105	Schedule 13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS Igino Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 20,660,719(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,159,286(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,660,719(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Consists of (i) 19,159,286 Ordinary Shares held of record by AgCentral and (ii) 1,501,433 Ordinary Shares held by the MEP Participants to the MEP De-SPAC Side Deed, pursuant to which the MEP Participants granted to AgCentral a proxy to vote (a) 100% of their Ordinary Shares for a period of two years following the Merger Effective Date, (b) 66.7% of their Ordinary Shares for a period of three years following the Merger Effective Date and (c) 33.3% of their Ordinary Shares for a period of four years following the Merger Effective Date, provided that, on the date that was six months following the Merger Effective Date, each MEP Participant was permitted, with 10 business days’ prior written notice to the Issuer elect to dispose of $350,000 worth of such MEP Participant’s Ordinary Shares, subject to a limit of $2,000,000, in the aggregate, of dispositions by all MEP Participants thereunder and any Ordinary Shares so disposed would be released from the voting arrangement described herein. On June 18, 2024, an aggregate of 800,000 Ordinary Shares held by such MEP Participants were so released. Excludes (i) 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control and (ii) 314,342 Ordinary Shares issuable to the MEP Participants upon the occurrence of certain events not within AgCentral’s or the MEP Participants’ control. Igino Pty Ltd, an Australian proprietary company limited by shares (“Igino Pty”), is the sole shareholder of AgCentral and therefore may be deemed to share beneficial ownership of the securities held by AgCentral. Igino Pty holds the shares of AgCentral as trustee for C&C Family Trust. John Igino Kahlbetzer (“Mr. Kahlbetzer”) and Colin Raymond Sussman (“Mr. Sussman”) are the directors of AgCentral and Igino Pty, and therefore may be deemed to share beneficial ownership of the securities held by AgCentral. Each of Igino Pty, Mr. Kahlbetzer and Mr. Sussman disclaim beneficial ownership of the securities beneficially owned by AgCentral except to the extent of its or his pecuniary interest therein.

(2) Consists of 19,159,286 Ordinary Shares held of record by AgCentral. Excludes 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control.

(3) The percentage is calculated based on a 29,973,504 Ordinary Shares outstanding as of November 1, 2024, as reported in the Registration Statement (File No. 333-277574) filed with the SEC on November 7, 2024.

CUSIP NO. Q9379E105	Schedule 13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS John Igino Kahlbetzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,660,719(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,159,286(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,660,719(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Consists of (i) 19,159,286 Ordinary Shares held of record by AgCentral and (ii) 1,501,433 Ordinary Shares held by the MEP Participants to the MEP De-SPAC Side Deed, pursuant to which the MEP Participants granted to AgCentral a proxy to vote (a) 100% of their Ordinary Shares for a period of two years following the Merger Effective Date, (b) 66.7% of their Ordinary Shares for a period of three years following the Merger Effective Date and (c) 33.3% of their Ordinary Shares for a period of four years following the Merger Effective Date, provided that, on the date that was six months following the Merger Effective Date, each MEP Participant was permitted, with 10 business days’ prior written notice to the Issuer elect to dispose of $350,000 worth of such MEP Participant’s Ordinary Shares, subject to a limit of $2,000,000, in the aggregate, of dispositions by all MEP Participants thereunder and any Ordinary Shares so disposed would be released from the voting arrangement described herein. On June 18, 2024, an aggregate of 800,000 Ordinary Shares held by such MEP Participants were so released. Excludes (i) 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control and (ii) 314,342 Ordinary Shares issuable to the MEP Participants upon the occurrence of certain events not within AgCentral’s or the MEP Participants’ control. Igino Pty is the sole shareholder of AgCentral and therefore may be deemed to share beneficial ownership of the securities held by AgCentral. Igino Pty holds the shares of AgCentral as trustee for C&C Family Trust. Mr. Kahlbetzer and Mr. Sussman are the directors of AgCentral and Igino Pty, and therefore may be deemed to share beneficial ownership of the securities held by AgCentral. Each of Igino Pty, Mr. Kahlbetzer and Mr. Sussman disclaim beneficial ownership of the securities beneficially owned by AgCentral except to the extent of its or his pecuniary interest therein.

(2) Consists of 19,159,286 Ordinary Shares held of record by AgCentral. Excludes 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control.

(3) The percentage is calculated based on a 29,973,504 Ordinary Shares outstanding as of November 1, 2024, as reported in the Registration Statement (File No. 333-277574) filed with the SEC on November 7, 2024.

CUSIP NO. Q9379E105	Schedule 13D	Page 5 of 9

1	NAMES OF REPORTING PERSONS Colin Raymond Sussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,660,719(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,159,286(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,660,719(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Consists of (i) 19,159,286 Ordinary Shares held of record by AgCentral and (ii) 1,501,433 Ordinary Shares held by the MEP Participants to the MEP De-SPAC Side Deed, pursuant to which the MEP Participants granted to AgCentral a proxy to vote (a) 100% of their Ordinary Shares for a period of two years following the Merger Effective Date, (b) 66.7% of their Ordinary Shares for a period of three years following the Merger Effective Date and (c) 33.3% of their Ordinary Shares for a period of four years following the Merger Effective Date, provided that, on the date that was six months following the Merger Effective Date, each MEP Participant was permitted, with 10 business days’ prior written notice to the Issuer elect to dispose of $350,000 worth of such MEP Participant’s Ordinary Shares, subject to a limit of $2,000,000, in the aggregate, of dispositions by all MEP Participants thereunder and any Ordinary Shares so disposed would be released from the voting arrangement described herein. On June 18, 2024, an aggregate of 800,000 Ordinary Shares held by such MEP Participants were so released. Excludes (i) 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control and (ii) 314,342 Ordinary Shares issuable to the MEP Participants upon the occurrence of certain events not within AgCentral’s or the MEP Participants’ control. Igino Pty is the sole shareholder of AgCentral and therefore may be deemed to share beneficial ownership of the securities held by AgCentral. Igino Pty holds the shares of AgCentral as trustee for C&C Family Trust. Mr. Kahlbetzer and Mr. Sussman are the directors of AgCentral and Igino Pty, and therefore may be deemed to share beneficial ownership of the securities held by AgCentral. Each of Igino Pty, Mr. Kahlbetzer and Mr. Sussman disclaim beneficial ownership of the securities beneficially owned by AgCentral except to the extent of its or his pecuniary interest therein.

(2) Consists of 19,159,286 Ordinary Shares held of record by AgCentral. Excludes 2,485,657 Ordinary Shares issuable upon the occurrence of certain events not within AgCentral’s control.

(3) The percentage is calculated based on a 29,973,504 Ordinary Shares outstanding as of November 1, 2024, as reported in the Registration Statement (File No. 333-277574) filed with the SEC on November 7, 2024.

CUSIP NO. Q9379E105	Schedule 13D	Page 6 of 9

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “First Amendment”) filed by AgCentral, Igino Pty, Mr. Kahlbetzer and Mr. Sussman (collectively, the “Reporting Persons”) amends the report on Schedule 13D filed on February 5, 2024 (the “Original 13D”) by the Reporting Persons, with respect to the ordinary shares, no par value (“Ordinary Shares”), of Vast Renewables Limited, an Australian public company limited by shares (f/k/a Vast Solar Pty Ltd, an Australian proprietary company limited by shares) (the “Issuer”).

Capitalized terms used and not otherwise defined in this First Amendment have the meanings ascribed to them in the Original 13D. Except as expressly amended and supplemented by this First Amendment, the Original 13D is not amended or supplemented in any respect, and the disclosures set forth in the Original 13D, other than as amended herein are incorporated by reference herein.

This First Amendment is filed to report that (i) AgCentral sold an aggregate of 519,914 Ordinary Shares between August 30, 2024 and November 11, 2024, such sales having exceeded 1% of the total outstanding Ordinary Shares on November 4, 2024, (ii) 800,000 Ordinary Shares were released from the voting agreement provisions of the MEP De-SPAC Side Deed pursuant to the early-release mechanism contained therein and (iii) AgCentral intends to sell an additional 4,779,821 Ordinary Shares within a reasonable time following its filing of a Form 144 covering 5,000,000 Ordinary Shares on November 4, 2024.

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

The Original 13D, as amended by the First Amendment (this “Schedule 13D”) relates to the ordinary shares, no par value (“Ordinary Shares”), of Vast Renewables Limited, an Australian public company limited by shares (f/k/a Vast Solar Pty Ltd, an Australian proprietary company limited by shares) (the “Issuer”). The Issuer’s principal executive offices are located at Suite 7.02, 124 Walker Street, North Sydney, NSW 2060, Australia.

On the Merger Effective Date, the Issuer consummated a business combination pursuant to the Business Combination Agreement (as amended, the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”), by and among the Issuer, Nabors Energy Transition Corp., a Delaware corporation (“NETC”), Neptune Merger Sub, Inc., Nabors Energy Transition Sponsor LLC and Nabors Industries Ltd.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The information set forth in or incorporated by reference in Item 3 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

AgCentral’s (and its predecessors’) investments into the Issuer were made to fund working capital and general corporate finance requirements both prior to and following the Business Combination. AgCentral undertook to convert the Pre-Business Combination Interests into Ordinary Shares, to purchase and convert the Senior Convertible Note and to purchase Ordinary Shares pursuant to the Equity Subscription Agreement, in connection with and to consummate the Business Combination.

AgCentral was the sole shareholder of the Issuer prior to the Business Combination and is currently the majority shareholder of the Issuer. Further, (i) AgCentral has a contractual right to nominate one director to the board of directors of the Issuer pursuant to the Shareholder and Registration Rights Agreement, dated December 18, 2023, by and among the Issuer and the holder parties thereto (the “Shareholders and Registration Rights Agreement”) and (ii) AgCentral (or its affiliates) is a party to various arrangements with the Issuer. As such, the Reporting Persons have significant influence over the operations and business strategies of the Issuer.

CUSIP NO. Q9379E105	Schedule 13D	Page 7 of 9

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes. Notwithstanding the above, the Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Ordinary Shares and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Ordinary Shares of the Issuer in the open market or otherwise, (ii) disposing of any or all of their securities in the open market or otherwise or (iii) engaging in any hedging or similar transactions with respect to the securities.

AgCentral has sold an aggregate of 519,914 Ordinary Shares between August 30, 2024 and November 11, 2024, such sales having exceeded 1% of the total outstanding Ordinary Shares on November 4, 2024. AgCentral intends to sell an additional 4,779,821 Ordinary Shares within a reasonable time following its filing of a Form 144 covering 5,000,000 Ordinary Shares on November 4, 2024.

Other than as described above, the Reporting Person do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the respective cover pages of this First Amendment and the information set forth or incorporated in Items 2 and 3 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a)	and (b):

As of the date of this filing, AgCentral is the record owner of 19,159,286 Ordinary Shares. In addition, AgCentral shares voting power over 1,501,433 Ordinary Shares held by MEP Participants pursuant to the voting agreement in the MEP De-SPAC Side Deed. Accordingly, the Reporting Persons are, or may be, deemed to beneficially own an aggregate of 20,660,719 Ordinary Shares, representing approximately 68.9% of the Ordinary Shares outstanding based on 29,973,504 Ordinary Shares outstanding as of November 1, 2024, as reported in the Registration Statement (File No. 333-277574) filed with the SEC on November 7, 2024.

CUSIP NO. Q9379E105	Schedule 13D	Page 8 of 9

(c)	During the past 60 days, the Reporting Persons sold an aggregate of 508,783 Ordinary Shares in open market transactions on the Nasdaq Stock Market. Details by date, listing the type and number of securities sold and the weighted average price per share for transactions that were effected during the past sixty days are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of securities sold at each separate price.

Date	Security	Number of Securities disposed of	Weighted average price per security
September 13, 2024	Ordinary Shares	2,735	$1.19
September 18, 2024	Ordinary Shares	7,600	$1.21
September 19, 2024	Ordinary Shares	2,605	$1.23
September 25, 2024	Ordinary Shares	2,185	$1.19
September 26, 2024	Ordinary Shares	499	$1.19
September 27, 2024	Ordinary Shares	8,356	$1.19
October 22, 2024	Ordinary Shares	11,597	$1.02
October 23, 2024	Ordinary Shares	100	$1.00
October 25, 2024	Ordinary Shares	800	$0.89
October 28, 2024	Ordinary Shares	2,392	$0.91
October 31, 2024	Ordinary Shares	170,066	$2.00
November 4, 2024	Ordinary Shares	79,669	$7.19
November 7, 2024	Ordinary Shares	161,525	$2.68
November 8, 2024	Ordinary Shares	58,654	$2.51

(d)	Under the MEP De-SPAC Side Deed, the MEP Participants granted to AgCentral a proxy to vote (i) 100% of their Ordinary Shares for a period of two years following the Merger Effective Date, (ii) 66.7% of their Ordinary Shares for a period of three years following the Merger Effective Date and (iii) 33.3% of their Ordinary Shares for a period of four years following the Merger Effective Date, provided that, on the date that was six months following the Merger Effective Date, each MEP Participant was permitted, with 10 business days’ prior written notice to the Issuer elect to dispose of $350,000 worth of such MEP Participant’s Ordinary Shares, subject to a limit of $2,000,000, in the aggregate, of dispositions by all MEP Participants thereunder and any Ordinary Shares so disposed would be released from the voting arrangement described herein. On June 18, 2024, an aggregate of 800,000 Ordinary Shares held by such MEP Participants were so released. As such, the Reporting Persons are deemed to beneficially own 1,501,433 Ordinary Shares, which excludes 314,342 Earnout Shares issuable upon the occurrence of the Triggering Events, held by the MEP Participants. However, the MEP Participants have the right to direct the receipt of dividends from, or the proceeds from the sale of, their Ordinary Shares, in accordance with the terms and limitations of the MEP De-SPAC Side Deed.

(e)	Not applicable.

CUSIP NO. Q9379E105	Schedule 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

AgCentral Energy Pty Ltd

By:	/s/ Colin R. Sussman
Name:	Colin R. Sussman
Title:	Director

Igino Pty Ltd

By:	/s/ Colin R. Sussman
Name:	Colin R. Sussman
Title:	Director

/s/ John I. Kahlbetzer
Name:	John I. Kahlbetzer

/s/ Colin R. Sussman
Name:	Colin R. Sussman